Writer's Direct Dial:  260-455-3917
Writer's Facsimile: 260-455-5135

VIA EDGAR

September 26, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Lincoln Life Variable Annuity Account N of The Lincoln National Life Insurance Company (File Nos. 333-36316; 811-08517)

Commissioners:

On behalf of The Lincoln National Life Insurance Company (the "Company") and Lincoln Life Variable Annuity Account N (the "Account"), we are transmitting for filing under Rule 485(b) of the Securities Act of 1933 (the "1933 Act") Post-Effective Amendment No. 29 to the Account's Registration Statement on Form N-4 under the 1933 Act and Amendment No. 99 to the Registration Statement under the Investment Company Act of 1940 (the "Amendment").

The Amendment is being filed pursuant to paragraph (b)(1)(vii) of Rule 485 for the purpose of adding disclosure for the Lincoln SmartSecurity(R) Advantage Rider. As counsel who reviewed the Amendment, I represent that the Amendment does not contain disclosure which would render it ineligible to become effective pursuant to paragraph (b).

Any questions or comments regarding this filing should be directed to the undersigned at (260) 455-3917.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Senior Counsel